BOURSA INVESTMENTS, INC.

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2025

BOURSA INVESTMENTS, INC.

Table of Contents

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68457

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Boursa Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3130 Bonita Rd., Ste. 206

(No. and Street)

Chula Vista	CA	91910
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Castaneda	619-269-6088	jcastaneda@boursaia.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

September 15, 2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Castaneda _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boursa Investments, Inc. _____, as of 28th of February _____, 2 26 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Boursa Investments, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Boursa Investments, Inc. as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Boursa Investments, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Boursa Investments, Inc.'s management. My responsibility is to express an opinion on Boursa Investments, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Boursa Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Boursa Investments, Inc.'s financial statements. The Supplemental Information is the responsibility of Boursa Investments, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Boursa Investments, Inc.'s auditor since 2015.
Tarzana, California
February 28, 2026

BOURSA INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2025

ASSETS

Deposits with clearing organization	193,529
Commissions receivable	47,612
Marketable Securities	843,223
Right of use asset – Office Lease	41,051
Prepaid and other assets	1,714
Total assets	$1,127,129

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable	$ 8,494
Accrued Commissions and Salaries	52,365
Benefits Payable	420
Payroll Taxes Payable	5,020
Income Taxes Payable	6,714
Cash Overdraft	2,550
Short Securities Fair Market Value	38,375
Paycheck Protection Program Loan	61,895
Operating Lease Liability	38,384
Total liabilities	214,217

Stockholders' equity	
Common stock, par value $1.00, 100,000 shares authorized, 5,250 issued and outstanding	5,250
Additional paid-in capital	512,898
Retained Earnings	394,764
Total stockholders' equity	912,912
Total liabilities and stockholders' equity	$1,127,129

See notes to financial statements.

BOURSA INVESTMENTS, INC.
Statement of Income
Year Ended December 31, 2025

Revenues	
Commissions	$785,800
Realized Gains on Securities	184,971
Unrealized Gain on Securities	63,861
Interest / Rebate / Dividend Income	8,672
Total revenues	1,043,304
Expenses	
Commissions and Wages	360,129
Clearing Charges	61,733
Compensation and employee benefits	247,135
Company 401k match	7,337
Taxes, licenses, and registrations	43,266
Occupancy	44,664
Information services and communications	23,087
Outside services	31,297
Interest	1,409
Other	12,769
Total expenses	839,540
Income before income taxes	203,764
Income Tax expense	6,714
Net Income	$ 197,050

See notes to financial statements.

BOURSA INVESTMENTS, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2025

	Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	5,250	$5,250	$512,898	$197,714	$715,862
Net Income	-	-	-	197,050	197,050
Balance, end of year	5,250	$5,250	$512,898	$394,764	$912,912

See notes to financial statements.

Cash flows from operating activities	
Net income	$ 197,050
Adjustments to reconcile net income	
to net cash provided by operating activities	
Unrealized gain on securities	(63,861)
Changes in operating assets and liabilities	
Deposits to clearing organization	(808)
Commissions receivable	(5,891)
Prepaid and other assets	6,253
Accounts payable	(568)
Accrued commissions and salaries	(8,285)
Benefits payable	(35)
Payroll taxes payable	983
Income taxes payable	(4,198)
Cash overdraft	(2,550)
PPP loan	1,409
Short securities	38,375
Net cash provided by operating activities	157,874
Cash flows from investing activities	
Purchase of securities	(7,382,282)
Proceeds from sale of securities	7,213,029
Net cash used in investing activities	(169,253)
Net decrease in cash	(11,379)
Cash	
Beginning of year	11,379
End of year	$ 0
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Taxes	800
Interest	$ 1,409

See notes to financial statements.

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Boursa Investments, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three years). Purchases greater than $1,000 are capitalized.

   Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

   Accounts held at Clearing Firm. The Company maintains funds and securities at its clearing firm, Wedbush Securities, including a security deposit of $100,007. The total balance of the Company's cash assets held by Wedbush Securities is $93,522.

   Segment Reporting. Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

   Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2.   **ASC 606 REVENUE RECOGNITION**

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

3.   **FAIR MARKET MEASUREMENTS**

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

  500 shares of Tesla, Inc. (TSLA) stock valued at $224,860 were considered level 1 on December 31, 2025.

US Treasury Bills with a face value of $620,000, matured on 1/29/2025, were valued at $618,363, and were considered level 1 on December 31, 2025.

Note: On January 20, 2026 the 500 shares of Tesla, Inc. (TSLA) stock were sold as the result of 5 exercised short call options for $199,997.

4.   COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a lease agreement that expires in June 2028. Rent expense was $44,664 for the year ended December 31, 2025. Rents for year ending December 31, 2026 are $19,536. Rents for year ending December 31, 2027 are $20,220. Rents for year ending December 31, 2028 are $10,284.

The Company adopted ASC 842 on January 1, 2019. The right of use asset is the office lease. The present value is $41,051 and was calculated using a 5.25% discount rate.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2025, the Company was not responsible for any unsecured debits and had three open, short options positions:

5 Tesla, Inc. (TSLA) 1/23/26 $430 strike put option contracts, which were closed on 1/22/26 via purchase for $473.
5 Tesla, Inc. (TSLA) 1/16/26 $400 strike call option contracts, which were assigned, leading to the sale of the Company's 500 shares for $199,997.
10 Advanced Micro Devices, Inc. (AMD) 4/17/26 $175 strike put option contracts, which were closed on 1/21/26 via purchase for $2,853.

Legal matters. There were no legal matters at year ended December 31, 2025.

5.   NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

Minimum net capital is the greater of $100,000 or 6-2/3% the Company's total aggregate indebtedness ($75,563), which equals $5,038. The greater in this case being $100,000.

The Company's ratio at December 31, 2025 was 0.0833 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have, at all times, sufficient liquid assets to cover its current indebtedness. At December 31, 2025, the Company had net capital of $907,228 which was $807,228 in excess of the amount required by the SEC.

6. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

7. ***Income Taxes.*** The Company accounts for income taxes using the asset and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. The Company is subject to audit by the taxing agencies for years ending December 31, 2022, 2023 and 2024.

The component of income taxes at December 31, 2025 are as follow:

	Current
2025	
Federal	$5,914
State	$800

Income tax expense at December 31, 2025 $6,714

The NOL carryforward is available for 16 years, expiring December 31, 2041 in the amount of $225,538.

Deferred taxes have been calculated based on the significant temporary differences between current and future periods taxable income which are primarily due to accounts receivable, prepaid expenses, accounts payable, differences in depreciation methods and research and development tax credit carryforwards.

The Components of the Company's deferred tax assets/liabilities are as follows:

Deferred tax assets:	$67,661
Valuation allowance	($67,661)
Total	$0

8. PENSION PLAN

The Company has a 401(k) plan for the benefit of its eligible employees. The Company matches up to a maximum of 3% of the employee's salary. The Company's contribution to the 401(k) plan for the year ended December 31st, 2025 is $7,337.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 28, 2026, the date at which the financial statements were issued, and determined there are no other items to disclose.

10. PPP LOAN

On May 18, 2020, the Company received proceeds from a loan in the aggregate amount of $230,428, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The PPP Loan was partially forgiven in the amount of $169,942, leaving the company with a balance of $60,486 to be paid back to the SBA. The SBA has since updated the loan, adding $1,409 in back interest, for a total balance of $61,895 owed. The loan repayment terms are for monthly minimum payments of $688 a month for 90 months at that same 1.00% per annum interest rate.

*****

BOURSA INVESTMENTS, INC.
Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2025

Total stockholders' equity	$912,912
Add other deductions	
PPP loan	61,895
Less non-allowable assets	
Prepaid and other assets	1,714
Net capital before haircuts on security positions	973,093
Less haircuts on security positions	
Other securities	65,865
Net capital	907,228
Minimum net capital required	100,000
Excess net capital	$ 807,228
Total aggregate indebtedness	$ 86,740
Ratio of aggregate indebtedness to net capital	0.0833

Net capital is $7,234 less than the unamended Q4 2025 Focus report due to updates to year-end payables, including taxes payable.

BOURSA INVESTMENTS, INC.
Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2025

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements.

BOURSA INVESTMENTS, INC.
Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2025

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

BOURSA INVESTMENTS, INC.

Assertions Regarding Exemption Provisions

Boursa Investments, Inc., a California corporation ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period beginning January 1, 2025 through December 31, 2025

Name: _James Castaneda_

Sign: _____   Date: _2/28/26_

Title: _CFO_

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Boursa Investments, Inc.
Chula Vista, California

I have reviewed management's statements, included in the accompanying Boursa Investments, Inc., Exemption Report in which (1) Boursa Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boursa Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Boursa Investments, Inc. stated that Boursa Investments, Inc. met the identified exemption provisions throughout the most recent year ended December 31, 2025 without exception. Boursa Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Boursa Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 28, 2026